Filed by Aurous Resources

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rigel Resource Acquisition Corp

Commission File No. 333-280972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 10, 2025

Rigel Resource Acquisition Corp

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-41022	98-1594226
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7 Bryant Park 1045 Avenue of the Americas, Floor 25 New York, NY	10018
(Address of Principal Executive Offices)	(Zip Code)

(646) 453-2672

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
None	None	None

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

Postponement of Extraordinary General Meeting

On February 10, 2025, Rigel Resource Acquisition Corp (the “Company”) postponed its extraordinary general meeting (the “Meeting”) previously scheduled for February 13, 2025 at 9:00 AM New York City time to February 28, 2025 at 9:00 AM New York City time. There is no change to the location, the record date, the purpose or any of the proposals to be acted upon at the Meeting. Also, as a result of this change, the Company has extended the deadline for delivery of redemption requests from the Company’s shareholders from 5:00 PM New York City time on February 11, 2025 to 5:00 PM New York City time on February 26, 2025.

The Company has previously called and provided a notice of the Meeting to consider and vote upon the matters described in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on January 15, 2025 (the “Proxy Statement”). At the Meeting, shareholders will be asked to vote on the following proposals:

●	to approve the entry into that certain Business Combination Agreement, dated as of March 11, 2024, by and among the Company, Blyvoor Gold Resources Proprietary Limited, a South African private limited liability company (“Aurous Gold”), Blyvoor Gold Operations Proprietary Limited, a South African private limited liability company (“Gauta Tailings” and, together with Aurous Gold, the “Target Companies,” each, a “Target Company”), Aurous Resources (f/k/a RRAC NewCo), a Cayman Islands exempted company (“Aurous Resources”), and RRAC Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of Aurous Resources (“Merger Sub”), a copy of which is attached to the Proxy Statement as Annex A, as amended by that certain Amended and Restated Omnibus Amendment, dated as of December 20, 2024, a copy of which is attached to the Proxy Statement as Annex A-1;

●	to approve the entry into the Plan of Merger by and among the Company and Merger Sub, substantially in the form attached to the Proxy Statement as Annex B, including the annexures thereto;

●	to approve the 2024 Equity Incentive Plan, a copy of which is attached to the Proxy Statement as Annex C; and

●	to adjourn the Meeting to a later date or dates, if necessary, (a) to ensure that any supplement or amendment to the Proxy Statement is provided to the Company’s shareholders, (b) in order to solicit additional proxies from the Company’s shareholders in favor of any of the other proposals being presented or (c) only with the prior written consent of the Target Companies, for the purposes of satisfying the Available Cash Condition (as defined in the Proxy Statement).

If any shareholders have questions or need assistance in connection with the Meeting, please contact the Company’s proxy solicitor, Sodali & Co., by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing rrac.info@investor.sodali.com.

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Important Information for Investors

In connection with a business combination transaction (the “Business Combination”), the Company, Aurous Resources, and the Target Companies have filed with the SEC a registration statement on Form F-4 (as amended, the “Registration Statement”). The Registration Statement has been declared effective and the Company has mailed the definitive proxy statement/prospectus relating to the Business Combination to its shareholders. The Registration Statement, including the definitive proxy statement/prospectus contained therein, contains important information about the Business Combination and the other matters to be voted on at the meeting of the shareholders. This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. The Target Companies, Aurous Resources and the Company may also file other documents with the SEC regarding the Business Combination. The Company’s shareholders and other interested persons are advised to read the Registration Statement, the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about the Target Companies, Aurous Resources, the Company and the Business Combination. Shareholders are also able to obtain copies of the Proxy Statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s, Aurous Resources’, or the Target Companies’ future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These statements are based on various assumptions and on the current expectations of the Company, the Target Companies or Aurous Resources, as applicable, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, the Target Companies and their management, and Aurous Resources and its management, as the case may be, are inherently uncertain. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the Company, the Target Companies, Aurous Resources or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete or delays in completing the Business Combination due to the failure to obtain approval of the shareholders of the Company, the Target Companies or Aurous Resources, to obtain financing to complete the Business Combination, to obtain regulatory approvals, or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet the listing standards of NASDAQ or any other stock exchange following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Target Companies as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Target Companies to grow and manage growth profitably, maintain relationships with customers and suppliers and retain their management and key employees; (8) transaction costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Target Companies may be adversely affected by other economic, business and/or competitive factors; (11) the Target Companies’ estimates of their financial or operational performance; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Registration Statement and the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. In addition, forward-looking statements reflect the Target Companies’, the Company’s or Aurous Resources’ expectations, plans or forecasts of future events and views as of the date of this Current Report. The Target Companies, Aurous Resources, and the Company anticipate that subsequent events and developments will cause these assessments to change. However, while the Target Companies and/or the Company and/or Aurous Resources may elect to update these forward-looking statements at some point in the future, each of the Target Companies, Aurous Resources, and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Target Companies’, Aurous Resources’, nor the Company’s assessments as of any date subsequent to the date of this Current Report.

Participants in the Solicitation

The Company, Aurous Resources, and the Target Companies and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s stockholders in connection with the Business Combination is set forth in the Registration Statement, including a proxy statement/prospectus, filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of the Company’s directors and officers in the Company’s filings with the SEC and the Registration Statement, including the proxy statement/prospectus of the Company and Aurous Resources for the Business Combination.

This Current Report is not a substitute for the Registration Statement or for any other document that the Company, the Target Companies, or Aurous Resources may file with the SEC in connection with the potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by the Company, the Target Companies, and Aurous Resources through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of the Target Companies, the Company, Aurous Resources or any of their respective affiliates (the “Securities”). No offering of Securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of Securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States, South Africa or any other jurisdiction has in any way passed upon the merits of the transaction or the accuracy or adequacy of this communication. In South Africa, no Securities will be offered to any person other than selected investors falling within one of the specified categories listed in section 96(1)(a) or (b) of the Companies Act, 2008 (as amended, “South African Companies Act”) to whom the offer will be specifically addressed and as such there will not be any “offer to the public”, as envisaged in Chapter 4 of the South African Companies Act. Accordingly, no prospectus has been filed or will be filed with the South African Companies and Intellectual Property Commission in respect of the transactions contemplated in this Current Report.

This communication does not constitute nor form a part of any offer or an invitation or solicitation or advertisement to purchase and/or subscribe for Securities in South Africa, including an offer to the public for the sale of, or subscription for, or an invitation or the solicitation of an offer to buy and/or subscribe for any Securities (whether pursuant to this announcement or otherwise) in South Africa, including an offer to the public or section of the public in South Africa securities as defined in the South African Companies Act, 2008.

The communication constitutes factual, objective information about the Target Companies, the Company, and Aurous Resources and nothing contained herein should be construed as constituting any form of investments advice or recommendation, guidance or proposal of a financial nature as contemplated in the South African Financial Advisory and Intermediary Services Act, 2002, as amended, in respect of the Target Companies, the Company, and Aurous Resources or any transaction in relation thereto. The contents of this communication must not be construed as constituting the canvassing for, or marketing or advertising of, financial services by the Target Companies, the Company, and Aurous Resources and/or their representatives and advisors in South Africa.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RIGEL RESOURCE ACQUISITION CORP

Date: February 10, 2025	By:	/s/ Jonathan Lamb
	Name:	Jonathan Lamb
	Title:	Chief Executive Officer

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